UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

[X] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from August 1, 2008 to December 31, 2008

Commission file number 1-5097

JOHNSON CONTROLS INJECTION MOLDING, LLC SAVINGS AND INVESTMENT (401k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT (401k) PLAN

FINANCIAL STATEMENT AND SUPPLEMENTAL SCHEDULE
FIVE MONTHS ENDED DECEMBER 31, 2008

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT (401k) PLAN
FINANCIAL STATEMENT AND SUPPLEMENTAL SCHEDULE
FIVE MONTHS ENDED DECEMBER 31, 2008

Contents **Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan (the "Plan") as of December 31, 2008 and the related statement of changes in net assets available for benefits for the five months ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan as of December 31, 2008, and the changes in net assets available for benefits for the five months ended December 31, 2008, in conformity with U.S. GAAP.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colleman & Williams, Ltd.
Milwaukee, Wisconsin
June 4, 2009

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT (401k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008
Assets	
Investments	
Investment in Master Trust	$ 5,467,043
Participant loans	381,045
	5,848,088
Receivables	
Employer contributions	200,973
Participant contributions	13,827
	214,800
Net assets available for benefits	$ 6,062,888

See the notes to the financial statements.

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT (401k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Five Months Ended December 31, 2008
Additions		
Additions to net assets attributed to:		
Investment income		
Net depreciation in fair value of investments	$	(1,088,618)
Other investment income		133,363
		(955,255)
Contributions		
Participants		5,867,388
Employer		200,973
		6,068,361
Total additions		5,113,106
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		5,376
Administrative expenses		1,190
Total deductions		6,566
Transfers from other Plans, net		956,348
Net increase		6,062,888
Net assets available for benefits, beginning of period		-
Net assets available for benefits, end of period	$	6,062,888

See the notes to the financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan established effective August 1, 2008 for participation by eligible employees of Johnson Controls Injection Molding, LLC, a production facility of Johnson Controls, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions, as defined by the Plan, of which the first six percent (6%) is eligible for the employer's matching contribution. The Company also makes a non-elective annual contribution to the Plan representing three percent (3%) of participant's compensation for employees. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after 5 years of credited service. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Plan assets of $373,826 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2008, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined-contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the Statements of Financial Position as of December 31, 2008 and 2007 for the master trust (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2008, the Plan held 9,026 units of the Johnson Controls Common Stock Fund at a unit value of $5.42. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 4.55% for the year ended December 31, 2008. The average yields based on the interest rate credited to participants were 3.96% for the year ended December 31, 2008.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2008 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2008 for the Master Trust are presented in Note 9.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2008.

At December 31, 2008, participant forfeitures of nonvested employer contributions of $0, related to the Plan, were in the Master Trust.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2008:

	December 31, 2008
Investments at fair value as determined by quoted market price (direct):	
Fidelity Freedom 2020 Fund, 41,087 shares	$ 412,924
Fidelity Freedom 2015 Fund, 76,569 shares	655,432
Fidelity Freedom 2025 Fund, 78,630 shares	647,129
Fidelity Freedom 2030 Fund, 34,745 shares	339,113
Fidelity Retirement Government Money Market, 854,323 shares	854,323
Investments at fair value as determined by quoted market price (indirect):	
Fidelity Fixed Income Fund, 523,956 units	523,956
Participant Loans	381,045

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the five months ended December 31, 2008) depreciated in value as follows:

Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$	(1,026,811)
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund		(37,260)
Other Separate Accounts		(24,547)
		(61,807)
Net decrease in fair value	$	(1,088,618)

NOTE 4 – FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

SFAS No. 157 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 4,811,520	$ -	$ -	$ 4,811,520
Common Stock Fund	48,919	-	-	48,919
Other Separate Accounts	82,648	-	-	82,648
Fixed Income Fund	523,956	-	-	523,956
Participant Loans	381,045	-	-	381,045
Total assets at fair value	$ 5,848,088	$ -	$ -	$ 5,848,088

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investment companies that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their net asset value (NAV) after the close of trading on regulated financial exchange. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Common Stock Fund: The fair value for the Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Other Separate Accounts: The fair value for Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Fixed Income Fund: The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

Participant Loans: The fair value of Participant Loans is the participant loan balance. At the time of borrowing, the assets of the participants are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan. Should the participants default on the loan, it would have no impact to the Master Trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 – TAX STATUS

The Plan was established effective August 1, 2008, and is intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code (the "Code") applicable to qualified profit-sharing plans and the requirements of Section 401(k) of the Code relating to "qualified cash or deferred arrangements." The Company has not requested a determination letter, as the deadline to receive a determination letter under the Internal Revenue Service Rules has not yet occurred. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statement of Financial Position as of December 31, 2008 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2008 for the Master Trust are presented below.

STATEMENT OF FINANCIAL POSITION

		December 31, 2008
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$	965,997,091
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund		611,314,517
Other Separate Accounts		54,352,546
		665,667,063
Investments at contract value:		
Stable Value Fund		
At fair value		393,289,205
Adjustment from fair value to contract value		1,903,491
At contract value		395,192,696
Participant Loans		71,365,102
Total Assets	$	2,098,221,952

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT (401k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
FIVE MONTHS ENDED DECEMBER 31, 2008

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2008
Additions	
Additions to net assets attributed to:	
Investment Loss	
Mutual Funds	$ (526,369,319)
Common Stock Fund	(571,236,894)
Other Separate Accounts	(35,850,315)
	(1,133,456,528)
Contributions	
Participants	143,685,191
Employer	85,371,760
	229,056,951
Interest and dividend income	87,287,561
Total additions	(817,112,016)
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	221,703,301
Administrative fees	773,964
Total deductions	222,477,265
Net decrease prior to transfers from other plans	(1,039,589,281)
Transfers from other plans, net	7,089,404
Net decrease	(1,032,499,877)
Net assets available for benefits:	
Beginning of the year	3,130,721,829
End of the year	$ 2,098,221,952

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT (401k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF PERIOD)
PLAN #001, EIN: 26-2485989
DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	523,956 units	$ 523,956
Puritan Fund	5,018 shares	65,541
Overseas Fund	3,961 shares	99,332
Low-Priced Stock Fund	3,920 shares	90,638
Retirement Government Money Market	854,323 shares	854,323
Institutional Short-Intermediate Government Portfolio	20,773 shares	211,262
Freedom Income	1,853 shares	17,716
Freedom 2000	3,143 shares	31,592
Freedom 2005	22,624 shares	189,815
Freedom 2010	23,406 shares	242,488
Freedom 2015	76,569 shares	655,432
Freedom 2020	41,087 shares	412,924
Freedom 2025	78,630 shares	647,129
Freedom 2030	34,745 shares	339,113
Freedom 2035	32,600 shares	261,777
Freedom 2040	20,128 shares	112,515
Barclays Global Investors		
S&P 500 Index	3,242 shares	95,009
Midcap Equity Index	1,340 shares	16,255
EAFE Equity Index	684 shares	6,945
U.S. Debt Index	7,730 shares	111,236
GS Large Cap Value	4,660 shares	40,212
Dodge & Cox International Stock	3,266 shares	71,529
AIM Small Cap Growth Fund	3,358 shares	58,827
Artisan Mid Cap Growth Fund	3,463 shares	58,910
Vanguard Primecap Fund	2,602 shares	120,202
JP Morgan Mid Cap Value Fund	3,840 shares	59,708
Small Cap Value Fund	2,348 shares	23,738
*Johnson Controls Common Stock Fund	9,026 units	48,919
Investments		5,467,043
*Participant Loans (1)		381,045
Total investments		$ 5,848,088

(1) There were 57 outstanding loans to participants at December 31, 2008, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as the beginning of the calendar quarter in which it is issued. Interest rates range between 5% and 9.5%

* Indicates party-in-interest.

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT (401k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS INJECTION MOLDING, LLC SAVINGS AND INVESTMENT (401k) PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 22, 2009

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT (401k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 4, 2009 relating to the statement of net assets available for benefits of Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan as of December 31, 2008, the related statement of changes in net assets available for benefits for the five months ended December 31, 2008, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Period) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 22, 2009